December 5, 2012

Deutsche Telekom AG
Friedrich-Ebert-Alle 140
53113 Bonn, Germany
Attention: General Counsel

MetroPCS Communications, Inc.
2250 Lakeside Blvd.
Richardson, Texas 75082

Attention:	Mark A. Stachiw
Melanie Stapp Klint

Re:    Business Combination Agreement

Ladies and Gentlemen:

Reference is made to the Business Combination Agreement, dated as of October 3, 2012 (the “Business Combination Agreement”), among MetroPCS Communications, Inc. (“you”), Deutsche Telekom AG (including its subsidiaries and other affiliates, “we” or “us”), T-Mobile Global Zwischenholding GmbH, T-Mobile Global Holding GmbH, and T-Mobile USA, Inc. (“T-Mobile”). Capitalized terms used but not otherwise defines herein shall have the meanings ascribed to them in the Business Combination Agreement.

We understand that MetroPCS Wireless, Inc. (the “Company”) proposes to solicit consents (the “Solicitation”) from the holders of its 7 7/8% Senior Notes due 2018 (the “2018 Notes”) and 6 5/8% Senior Notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”) to certain amendments (the “Proposed Amendments”) to (i) the Indenture, dated as of September 21, 2010 (the “Base Indenture”), among the Company, the guarantors party thereto and Wells Fargo Bank, N.A., as trustee, (ii) the First Supplemental Indenture to the Base Indenture, dated as of September 21, 2010, and the Third Supplemental Indenture to the Base Indenture, dated as of December 23, 2010 (collectively with the Base Indenture, the “2018 Notes Indenture”), governing the 2018 Notes, and (iii) the Second Supplemental Indenture to the Base Indenture, dated as of November 17, 2010, and the Fourth Supplemental Indenture to the Base Indenture, dated as of December 23, 2010 (collectively with the Base Indenture, the “2020 Notes Indenture”), governing the 2020 Notes. The 2018 Notes Indenture and the 2020 Notes Indenture are herein referred to collectively as the “Indentures.”

The Proposed Amendments are described in the Consent Solicitation Statement for the Solicitation, the final version of which was provided to us or our representatives by you or your representatives at approximately 12:10p.m. New York time on December 5, 2012 (including Appendix A thereto, the “Solicitation Statement”). The Proposed Amendments would be effected, upon receipt of the required consents in the Solicitation and satisfaction or waiver of the other conditions, each as described more fully in the Solicitation Statement, by the execution of supplemental indentures (the “Supplemental Indentures”) to the Indentures for each series of Notes. Appendix A to the Solicitation Statement describes in detail the changes between the Indentures and the Supplemental Indentures that are being proposed in the Solicitation.

We understand that the Proposed Amendments, if effected, would secure the waiver of the holders of a majority in principal amount of each series of the Notes to any “Change of Control” resulting from the transactions contemplated by the Business Combination Agreement, as contemplated by Section 4.13 of the Business Combination Agreement. The Proposed Amendments, if effected, would also make certain additional changes to the covenants, events of default and other non-economic terms of the Notes, as summarized in greater detail in the Solicitation Statement, which would require our consent pursuant to Sections 4.2(i)(ii) and 7.2 of the Business Combination Agreement.

We hereby acknowledge that we have reviewed the Solicitation Statement and the terms of the Proposed Amendments and the Solicitation, each as summarized therein. Notwithstanding any provisions to the contrary in the Business Combination Agreement, including Section 4.2(i)(ii) thereof, or any other agreements between us and the Company or its affiliates, we hereby consent to the Solicitation and to the Proposed Amendments, and to the execution of the Supplemental Indentures by the Company, on substantially the terms described in the Solicitation Statement.

You and we understand that certain of the Proposed Amendments are not currently reflected in the description of the DT Notes that is appended as Exhibit G to the Business Combination Agreement. A description of certain differences between the Proposed Amendments and Exhibit G to the Business Combination Agreement is set forth in Exhibit A hereto, with additions shown in bold underlined text and deletions shown in ~~bold stricken~~ text. Having reviewed Exhibit A and notwithstanding any provisions to the contrary in the Business Combination Agreement, you and we hereby agree to amend Exhibit G to the Business Combination Agreement to reflect the changes set forth in Exhibit A.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this letter agreement has been duly executed and delivered by your and our duly authorized representatives, respectively, as of the date first written above.

Deutsche Telekom AG

By:	/s/ Dirk Wehrse
Name: Dirk Wehrse
Title: VP Treasury

By:	/s/ Igor Soczynski
Name: Igor Soczynski
Title: VP Treasury

MetroPCS Communications, Inc.

By:	/s/ Christine Kornegay **
Name: Christine Kornegay
Title: Senior Vice President, Controller & Chief Accounting Officer
**under Delegation of Authority for J. Braxton Carter, CFO & Vice Chairman

[Consent Solicitation Letter Agreement - Signature Page]

Exhibit A
Additional Terms

[See attached.]

Exhibit A

1.	Clause (3)(a) of the first paragraph under the heading “-Certain Covenants-Restricted Payments” would be modified as follows:

(a)
100% of Issuer's Consolidated Cash Flow for the period (taken as one accounting period) from ~~the beginning of the first fiscal quarter commencing~~and after the Closing Date to the end of Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, less the product of 1.4 times Issuer's Consolidated Interest Expense for the same period; plus

2.	Clause (3)(g) of the first paragraph under the heading “-Certain Covenants-Restricted Payments” would be modified as follows:

(g)
the amount that would be calculated immediately prior to the occurrence of the Merger and Closing Date pursuant to sub-clause (G) of clause (3) of the second paragraph of Section 4.07(a) of the ~~Existing Notes Indenture~~Supplemental Indentures with respect to the MetroPCS Existing Notes (as defined in the Business Combination Agreement), as in effect as of the date of the issuance of the notes.

3.	Clause (11) of the second paragraph under the heading “-Certain Covenants-Restricted Payments” would be modified as follows:
(11) payments made to DT or its Subsidiaries from the Proceeds of the Towers Transaction;

4.
The provision under the heading “-Certain Covenants-Dividend and other payment restrictions affecting subsidiaries” would be modified to insert a new clause (16) before what is currently clause (16) in the second paragraph thereof, as follows:

(16)
any agreement or instrument entered into or assumed by the Issuer or any of its Subsidiaries in connection with the Merger, in each case, as such agreements or instruments may be amended, restated, modified, renewed or replaced from time to time; provided that the amendments, restatements, modifications, renewals, and replacements are (in the good faith judgment of Issuer's Board of Directors or a senior financial officer of the Issuer) not materially more restrictive, taken as a whole, with respect to such encumbrances and restrictions than those agreements or instruments as in effect as of the Closing Date; and

__________
1    Purpose is to start with an initial basket equal to the corresponding basket under the MetroPCS Existing Notes as of the Closing Date

5.	Clause (4) of the second paragraph under the heading “-Certain Covenants-Incurrence of indebtedness and issuance of preferred stock” would be modified as follows:

(4)
the incurrence by Issuer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing (whether prior to or within 270 days after) all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or the Capital Stock of any Person owning such assets used in the business of Issuer or any of its Restricted Subsidiaries, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (x) $2.5 billion and (y) 5.0% of Issuer's Total Assets, at the time of any such incurrence pursuant to this clause (4); and

6.	Clause (8) of the second paragraph under the heading “-Certain Covenants-Transactions with affiliates” would be modified as follows:

(8)
any agreement listed (x) on Schedule 3.2(r) - Related-Party Agreements - to the “TMUS Disclosure Letter” to the Business Combination Agreement and (y) under the section entitled “Transactions with Related Persons and Approval” in the proxy statement of Parent filed with the SEC under cover of Schedule 14A on April 16, 2012, and any amendments to, replacements of, or orders pursuant to such agreements so long as any such amendments, replacements, or orders, taken as a whole, are not (in the good faith judgment of Issuer's Board of Directors or a senior financial officer of Issuer) more disadvantageous to Issuer or to the holders of the notes in any material respect than the original contracts, agreements or understandings as in effect on the Closing Date;

7.	Clause (12) of the second paragraph under the heading “-Certain Covenants-Transactions with affiliates” would be modified as follows:
(12) amendments, extensions, replacements and other modifications of transactions with Affiliates otherwise permitted by the indenture, provided that in the good faith determination of the Issuer's Board of Directors or a senior financial officer of the Issuer, such amendments, extensions, replacements or other modifications, taken as a whole, are no less favorable in any material respect to Issuer or the applicable Restricted Subsidiary than the transaction or transactions being amended, extended, replaced or modified;

8.	Clause (13) of the second paragraph under the heading “-Certain Covenants-Transactions with affiliates” would be modified as follows:
(13) (i) the Business Combination Agreement and any Ancillary Agreements, as defined in the Business Combination Agreement, in each case, as the same may be amended, modified, supplemented or replaced from time to time on terms that, taken as a whole, in the good faith determination of the Issuer's Board of Directors or a senior financial officer of the Issuer, are not materially less favorable to the Issuer or the applicable Restricted Subsidiary than those of the agreement being amended, modified, supplemented or replaced, (ii) transactions or agreements relating to the “DT Notes” (as defined in the Business Combination Agreement) and the “TMUS Working Capital Facility” (as defined in the Business Combination Agreement), each as may be amended, modified, or supplemented from time to time, and any indebtedness incurred in connection with the refinancing of the foregoing, on terms that, taken as a whole, in the good faith determination of the Issuer's Board of Directors or a senior financial officer of the Issuer, are not materially less favorable to the Issuer than those of the DT Notes or TMUS Working Capital Facility, as applicable, and (iii) transactions between the Issuer and its Restricted Subsidiaries, on the one hand, and any Designated Tower Entities that have been designated as Unrestricted Subsidiaries, on the other hand, in connection with the Towers Transaction; and

9.	The provision under the heading “-Certain Covenants-Additional note guarantees” would be modified as follows:
If (a) Issuer or any of Issuer's Domestic Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary that is a Wholly-Owned Subsidiary ~~(other than~~and is neither a Designated Tower Entity nor an Immaterial Subsidiary~~)~~ after the Closing Date or (b) any Subsidiary of Issuer guarantees any Specified Issuer Indebtedness of Issuer after the Closing Date or (c) Parent or any Subsidiary of Parent acquires or creates a Subsidiary that directly or indirectly owns equity interests of Issuer, then such Person will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 10 business days after the date on which it was acquired or created or guarantees such Specified Issuer Indebtedness, as applicable, or reasonably promptly thereafter.

10.	The provision under the heading “-Certain Covenants-Designation of restricted and unrestricted subsidiaries” would be modified by adding the following paragraph at the end thereof:
Notwithstanding the foregoing, Issuer may at any time and from time to time designate any Designated Entity, by written notice to the trustee, as an Unrestricted Subsidiary, and any such Subsidiary shall upon such notice immediately be designated and deemed an Unrestricted Subsidiary, without any further action by Issuer (and, for the avoidance of doubt, shall not require delivery of a resolution of the Board of Directors or of an officers' certificate) (each, a “Specified Unrestricted Subsidiary Designation”). The aggregate Fair Market Value of all outstanding Investments owned by Issuer and its Restricted Subsidiaries in such Designated Entities so designated as Unrestricted Subsidiaries will, as calculated and to the extent permitted by clause (18) of the definition of Permitted Investments, be deemed to be an Investment made as of the time of such Specified Unrestricted Subsidiary Designation under such clause (18), and not reduce the amount available for Restricted Payments under the covenant described above under the caption “-Restricted payments”.

11.	Clause (12) of the second paragraph of the definition of “Asset Sale” would be modified as follows:
(12) ~~a sale, conveyance, or other disposition~~one or more sales, conveyances, leases, subleases, licenses, contributions, or other dispositions, assignments or transfers made as part of, or in connection with, the Towers Transaction; or

12.	The definition of “Business Combination Agreement” would be modified as follows:
“Business Combination Agreement” means that certain Business Combination Agreement, dated as of ~~[], by and among []~~October 3, 2012, as amended from time to time, by and among Deutsche Telekom AG, T-Mobile Global Zwischenholding GmbH, T-Mobile Global Holding GmbH, T-Mobile and MetroPCS Communications, Inc.

13.	The provision under the heading “-Certain definitions” would be modified to define “Designated Entity” and “Designated Tower Entity” as follows:
“Designated Entity” means (i) Iowa Wireless Services LLC, a Delaware limited liability company, or (ii) any Designated Tower Entity.
“Designated Tower Entity” means any entity established solely or primarily for the limited purpose of holding wireless communications sites, towers, and related contracts, equipment, improvements, real estate, and other assets, and performing other activities incidental thereto or in connection with the Towers Transaction. For the avoidance of doubt, T-Mobile USA Tower LLC and T-Mobile West Tower LLC are each Designated Tower Entities.

14.	The definition of “Existing Indebtedness” would be modified as follows:
“Existing Indebtedness” means Indebtedness of Issuer and its Subsidiaries (other than Indebtedness under the notes) in existence on the Closing Date, until such amounts are repaid. For the avoidance of doubt, “Existing Indebtedness” includes the “DT Notes” ~~and~~, the “Permitted MetroPCS Notes” and the “TMUS Working Capital Facility” as such terms are defined in the Business Combination Agreement and in each case actually issued.

15.	The definition of “Foreign Subsidiaries” would be modified as follows:
“Foreign Subsidiaries” means any Subsidiary of Issuer other than a Subsidiary organized under the laws of the United States or any state of the United States or the District of Columbia, or any direct or indirect subsidiary thereof.

16.	The definition of “Indebtedness” would be modified as follows:
“Indebtedness” means, with respect to any specified Person, without duplication,
(a)    any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker's acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations; ~~or~~and
~~(7)~~ (b)    any financial liabilities recorded in respect of ~~liabilities related to~~the upfront proceeds received in connection with the Towers Transaction, in each case, if and only to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Notwithstanding the foregoing, in no event shall the reclassification of any lease or other liability as indebtedness due to a change in accounting principles or the application thereof after the Closing Date be deemed to be an incurrence of Indebtedness for any purpose under the indenture. The amount of any Indebtedness shall be determined in accordance with the last paragraph of the covenant described above under the caption “-Certain covenants-Incurrence of indebtedness and issuance of preferred stock.”

17.	The definition of “New Markets” would be modified as follows:
“New Markets” means the collective reference to any wireless telephone markets other than the metropolitan areas of Las Vegas, Nevada; ~~;~~ Los Angeles, San Francisco and Sacramento, California; Detroit, Michigan; Dallas/Fort Worth, Texas; Tampa/Sarasota, Orlando, Miami and Jacksonville, Florida; Atlanta, Georgia; Philadelphia, Pennsylvania; New York, New York; Boston, Massachusetts; and Hartford, Connecticut.

18.	The definition of “Permitted Investments” would be modified by modifying clause (11) and inserting clauses (18) and (19) therein as follows:

(11)	Investments existing on the Closing Date, including Investments held by MetroPCS Wireless, Inc., Issuer and their Subsidiaries immediately prior to the Merger;

(18)
any Investment deemed made from time to time pursuant to “- Certain Covenants-Designation of restricted and unrestricted subsidiaries” in connection with a Specified Unrestricted Subsidiary Designation, in an amount equal to the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiaries designated as Unrestricted Subsidiaries pursuant to such Specified Unrestricted Subsidiary Designation, but only to the extent not in excess of the aggregate Fair Market Value of all outstanding Investments owned by T-Mobile and its Restricted Subsidiaries in such designated Subsidiaries as of the Closing Date (for this purpose, it shall be assumed, as regards to Investments in any Designated Tower Entity, that all wireless communications sites, towers, and related contracts, equipment, improvements, real estate, and other assets of T-Mobile and its subsidiaries subject to the Towers Transaction that are contemplated to be transferred to the Designated Tower Entities in accordance with the terms of the Towers Transaction, as contemplated in the Tower Transaction Agreements as in effect as of the Closing Date, had been transferred to the Designated Tower Entities, whether or not all such transfers have in fact then taken place, but disregarding any transfers of assets not part of the Towers Transaction as contemplated in the Tower Transaction Agreements as in effect as of the Closing Date); and

(19)	any other Investments made in connection with the Towers Transaction, as contemplated in the Tower Transaction Agreements as in effect as of the Closing Date.

19.	The provision under the heading “-Certain definitions” would be modified to define “Specified Unrestricted Subsidiary Designation” as follows:
“Specified Unrestricted Subsidiary Designation” has the meaning assigned to such term in the provision described under the heading “-Certain Covenants-Designation of restricted and unrestricted subsidiaries”.

20.	The definition of “Towers Transaction” would be modified as follows:
“Towers Transaction” means the transactions contemplated by ~~Section 4.25 of the Business Combination Agreement~~the Towers Transaction Agreements.

21.	The provision under the heading “-Certain definitions” would be modified to define “Towers Transaction Agreements” as follows:
“Towers Transaction Agreements” means : (i) the Master Agreement, dated as of September 28, 2012 (as the same may be amended, modified, or supplemented from time to time), among T-Mobile, Crown Castle International Corp., a Delaware corporation, and certain Subsidiaries of T-Mobile; and (ii) each of the other transaction documents entered into in connection therewith or contemplated thereby, as they may be amended, modified or supplemented from time to time.

22.	The definition of “Transactions” would be modified as follows:
“Transactions” means (i) the Merger, (ii) the offering of the notes, ~~and~~ all other “DT Notes”, the “Permitted MetroPCS Notes”, and the incurrence of the “TMUS Working Capital Facility”, as defined in the Business Combination Agreement, (iii) the refinancing of Existing Indebtedness on or prior to the Closing Date, ~~and~~ (iv) the “Cash Payment” and the “MetroPCS Reverse Stock Split”, each as defined in the Business Combination Agreement, and (v) all other transactions consummated in connection therewith.